FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
August 20, 2013

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

Mobile TeleSystems OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Press release

Mobile TeleSystems Announces Financial Results for the Second Quarter Ended June 30, 2013

August 20, 2013

Moscow, Russian Federation — Mobile TeleSystems OJSC (“MTS” - NYSE: MBT), the leading telecommunications provider in Russia and the CIS, today announces its unaudited US GAAP financial results for the three months ended June 30, 2013.

Key Financial Highlights of Q2 2013

•                  Consolidated revenues up 5% y-o-y to RUB 97 billion

•                  Increase in mobile service revenue in Russia of 6% y-o-y to RUB 66 billion

•                  Data revenue growth of 40% y-o-y to RUB 11 billion

•                  Consolidated OIBDA(1) up 10% y-o-y to RUB 44 billion

•                  Group OIBDA margin improved 1.9 pp y-o-y to 45.5%

•                  Consolidated net income(2) of RUB 29 billion

•                  Free cash-flow(3) reached RUB 45 billion for the six months ended June 30, 2013

Key Corporate and Industry Highlights

•                  Approved a new dividend policy aimed at a payout of a minimum dividend distribution amount of at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 billion per year

•                  Approved annual dividends of RUB 14.6 per ordinary MTS share (approximately RUB 29.2 per ADR) for the 2012 fiscal year, amounting to a total of RUB 30.2 billion

•                  Acquisition of 25.095% stake in MTS Bank through a share issuance for RUB 5.09 bln

•                  Reached an agreement with Altimo, Nomihold and other associated parties to settle all disputes related to investment in Bitel LLC, a mobile telephony services provider in the Kyrgyz Republic

•                  Issued USD-denominated Loan Participation Notes in the amount of $500 million with an annual interest rate of 5.00% and maturity in June 2023

•                  Placed exchange-traded ruble bond of RUB 10.0 billion with a maturity of 10 years and a five-year put option

•                  Appointed Mr. Mikhail Arkhipov to the position of Vice President, Human Resources

(1)         See Attachment A for definitions and reconciliation of OIBDA and OIBDA margin to their most directly comparable US GAAP financial measures.

(2)         Attributable to the Group.

(3)         See Attachment B for reconciliation of free cash-flow to net cash provided by operating activity.

•                  MTS’s brand was ranked in the BRANDZ™ Top 100 Most Powerful Brands, a ranking published by the Financial Times and Millward Brown Optimor,  with a brand value of $10.63 billion

•                  Signed an agreement with Ericsson to jointly develop telecommunications infrastructure for an LTE network rollout in Russia’s Volga, Siberian, Ural and Southern Federal Districts

•                  Semi-annual dividend recommendation by the MTS Board of Directors of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) on the basis of H1 2013 financial and operating results for a total payout of RUB 10.8 billion

•                  Partnership with Nokia Siemens Networks to jointly develop telecommunications infrastructure and build 4G networks in the Moscow region and Russia’s Central Federal District

Commentary

Andrei Dubovskov, President and CEO of MTS, commented, “During the quarter group revenue increased 5% year-over-year. In Russia, revenues grew 4% year-on-year to 86.5 billion rubles. Mobile service revenues increased by 6% year-on-year to 66.2 billion rubles driven by data adoption and further monetization of data traffic. and messaging revenues. We continue to see market-leading growth in data traffic revenue, which grew 40% year-on-year. Our fixed-line operations showed strong performance in spite of sustained competitive pressures, having increased by 4% year-over-year to 14.4 billion rubles.”

Alexey Kornya, MTS Vice President and Chief Financial Officer, said, “In Q2 2013, Group OIBDA increased by 10% year-on-year up to 44.4 billion rubles with a margin of 45.5%. Strong OIBDA growth rate is attributable to both organic and inorganic factors. In Russia, OIBDA rose by 6% ear-over-year to 39.2 billion rubles. For the quarter we delivered strong OIBDA margin of 45.4% compared to 44.6% margin in Q2 2012. Margin improvement was driven by one-off factors as well as the rising share of data traffic revenues in total revenues and reduced handset sales. Our topline performance, rising data consumption and continuous cost control initiatives continue to offset inflationary pressures, such as rising personnel costs, higher rent and network maintenance costs. Net income rose to 29.0 bln rubles. We realized a positive gain due to our settlement over Bitel through a reversal of the provision for the acquisition of the 49.0% stake in Tarino Limited, in 2005 the owner of Bitel LLC, and accrued interest in the amount of 223 million US dollars, as well the 125 million US dollars in compensation paid in cash. At the same time, we witnessed a non-cash FOREX loss in the amount of 3.1 bln rubles due to the weakening of the ruble versus the US dollar and Euro and its impact on our debt valuation.”

Mr. Kornya continued, “Free cash flow for the first half of the year came improved to 45.2 billion rubles, a 34% increase over the first half 2012.  Our net debt/ LTM adjusted OIBDA ratio came fell to 1.0x due to improvement in operating performance and our success in managing debt portfolio through the early redemption of loans, repurchase of ruble-denominated bonds and the timely and advantageous placement of debt securities.  During the quarter we confirmed our commitment to increasing shareholders return. In early August MTS Board of Directors set the date for the Company’s extraordinary general meeting of shareholders for September 30, 2013. The Board also recommended that the EGM approve semi-annual dividends of RUB 5.22 per ordinary MTS share (10.44 rubles per ADR) amounting to the total of RUB 10.8 billion on the basis of the Company’s H1 2013 financial and operating results. If the recommendation is approved at the EGM, MTS will pay out around 41.0 billion rubles in 2013 calendar year. This is in line with our new dividend policy that calls for distribution in the form of dividends of an amount equal to at least 75% of Free Cash Flow for the relevant financial period or, if greater, 40.0 billion per year.”

Mr. Dubovskov concluded, “We reiterate our revenue guidance of 5-7%.for 2013 -2015. Growth continues to be driven by the increased adoption of data services, as well as sustained sales of smartphone and stable subscriber dynamics. For OIBDA, we are pleased to raise our OIBDA margin guidance to over 43% for the year considering our strong organic performance in the first-half of the year, various one-off factors and continuation of the current stable competitive environments in our markets of operation. For the period 2013-2015 we see our OIBDA margin at about 42%.”

This press release provides a summary of some of the key financial and operating indicators for the period ended June 30, 2013. For full disclosure materials, please visit http://www.mtsgsm.com/resources/reports/.

Financial Summary(4)

RUB mln	Q2’13	Q2’12	y-o-y		Q1’13	q-o-q
Revenues	97,450.2	92,777.8	5.0%		92,854.1	4.9%
OIBDA	44,384.9	40,422.1	9.8%		39,347.4	12.8%
- margin	45.5%	43.6%	+1.9	pp	42.4%	+3.1	pp
Net operating income	25,566.1	23,850.7	7.2%		21,577.8	18.5%
- margin	26.2%	25.7%	+0.5	pp	23.2%	+3.0	pp
Net income from continuing operations	25,364.2	10,415.7	143.5%		12,911.2	96.5%
- margin	26.0%	11.2%	+14.8	pp	13.9%	+12.1	pp
Net income/(loss) attributable to the group	29,045.8	(23,140.9)	n/a		12,962.7	124.1%
- margin	29.8%	n/a	n/a		14.0%	+15.8	pp

Russia Highlights

RUB mln	Q2’13	Q2’12	y-o-y		Q1’13	q-o-q
Revenues	86,459.6	82,827.8	4.4%		82,747.7	4.5%
- mobile services	66,194.7	62,504.0	5.9%		63,027.2	5.0%
- fixed line services	14,441.8	13,834.2	4.4%		14,080.4	2.6%
-sales of handsets & accessories	5,823.1	6,489.6	-10.3%		5,640.1	3.2%
OIBDA	39,222.4	36,929.4	6.2%		35,846.5	9.4%
- margin	45.4%	44.6%	+0.8	pp	43.3%	+2.1	pp
Net income	19,534.9	10,190.3	91.7%		11,833.2	65.1%
- margin	22.6%	12.3%	+10.3	pp	14.3%	+8.3	pp

	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
ARPU (RUB)	297.1	313.2	306.1	292.1	305.8
MOU (min)	309	311	323	310	332
Churn rate (%)	10.5%	10.3%	11.0%	9.5%	9.4%

Ukraine Highlights

UAH mln	Q2’13	Q2’12	y-o-y		Q1’13	q-o-q
Revenues	2,507.3	2,397.7	4.6%		2,383.8	5.2%
OIBDA	1,317.4	1,243.5	5.9%		1,227.4	7.3%
- margin	52.5%	51.9%	+0.6	pp	51.5%	+1.0	pp
Net income	640.9	509.5	25.8%		503.5	27.3%
- margin	25.6%	21.3%	+4.3	pp	21.1%	+4.5	pp

(4)         Financial results of continuing operations, except Net income. Excluding Uzbekistan subsidiary, which was deconsolidated starting Q2 2013

	Q2’12	Q3’12	Q4’12	Q1’13	Q1’13
ARPU (UAH)	40.06	43.77	38.17	37.40	38.32
MOU (min)	611	610	602	600	580
Churn rate (%)	7.7%	9.0%	5.8%	6.7%	6.0%
SAC (UAH)	61.7	56.7	60.4	51.9	56.2
- dealer commission	33.7	33.8	35.8	30.6	30.2
- adv & mktg	16.5	13.0	14.3	12.3	16.8
- handset subsidy	2.6	2.3	2.7	1.6	1.2
- SIM card & voucher	8.9	7.6	7.6	7.3	8.0

Armenia Highlights

AMD mln	Q2’13	Q2’12	y-o-y		Q1’13	q-o-q
Revenues	19,823.4	19,076.6	3.9%		17,802.9	11.3%
OIBDA	10,369.4	9,932.9	4.4%		8,946.5	15.9%
- margin	52.3%	52.1%	+0.2	pp	50.3%	+2.0	pp
Net income	2,876.0	2,815.6	2.1%		2,669.7	7.7%
- margin	14.5%	14.8%	-0.3	pp	15.0%	-0.5	pp

	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
ARPU (AMD)	2,739.2	3,054.6	2,761.8	2,433.6	2,750.2
MOU (min)	342	346	347	330	365
Churn rate (%)	8.7%	7.2%	6.7%	8.2%	8.6%
SAC (AMD)	4,572.7	6,294.7	6,332.7	6,506.2	6,287.4

Turkmenistan Highlights

TMT mln	Q3’12	Q4’12	Q1’13	Q2’13
Revenues	3.3	27.0	48.3	62.6
OIBDA	(9.5)	8.5	13.2	20.7
- margin	n/a	31.5%	27.2%	33.1%
Net income/(loss)	(9.5)	8.5	12.5	13.9
- margin	n/a	31.6%	25.8%	22.2%

	Q3’12	Q4’12	Q1’13	Q2’13
ARPU (TMT)	n/a	7.9	9.7	11.1
MOU (min)	n/a	302	473	527
Churn rate (%)	n/a	n/a	n/a	17%
SAC (TMT)	n/a	6.2	9.5	13.6

CAPEX Highlights

RUB mln	FY’10(5)	FY’11	FY’12	H1’13
Russia	69,277.8	66,868.7	82,896.2	22,973.4
- as % of rev	24.2%	21.4%	24.5%	13.6%
Ukraine	4,694.0	4,486.9	4,124.6	2,471.0
- as % of rev	14.5%	13.4%	10.9%	13.0%
Armenia	913.0	1 343.7	751.0	294.9
- as % of rev	14.5%	22.8%	12.5%	10.4%
Turkmenistan	1,353.6	n/a	11.2	354.7
- as % of rev	21.5%	n/a	3.4%	29.3%
Group	76,238.4	72,798.3	87,783.1	26,094.0
- as % of rev	n/a	20.9%	23.2%	13.7%

* * *

For further information, please contact in Moscow:

Joshua B. Tulgan

Director, Corporate Finance & Investor Relations

Mobile TeleSystems OJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.mtsgsm.com/blog/ and follow us on Twitter: JoshatMTS

* * *

Mobile TeleSystems OJSC (“MTS”) is the leading telecommunications group in Russia and the CIS, offering mobile and fixed voice, broadband, pay TV as well as content and entertainment services in one of the world’s fastest growing regions. Including its subsidiaries, the Group services nearly 100 million mobile subscribers. The Group has been awarded GSM licenses in Russia, Ukraine, Turkmenistan, Armenia and Belarus, a region that boasts a total population of more than 200 million. Since June 2000, MTS’ Level 3 ADRs have been listed on the New York Stock Exchange (ticker symbol MBT). Additional information about the MTS Group can be found at www.mtsgsm.com.

* * *

Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

* * *

(5)         Group CAPEX, excluding Uzbekistan. Uzbekistan subsidiary was not deconsolidated from FY2010 financial results.

Attachments to the Second Quarter 2013

Earnings Press Release

Attachment A

Non-GAAP financial measures. This press release includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin. OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

Group (RUB mln)	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating income	23,850.7	27,067.5	23,412.6	21,577.8	25,566.1
Add: D&A	16,571.4	17,214.3	17,043.4	17,769.6	18,818.9
OIBDA	40,422.1	44,281.8	40,456.0	39,347.4	44,384.9

Russia (RUB mln)	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating income	23,216.6	25,833.3	22,824.8	20,865.0	22,977.1
Add: D&A	13,712.8	14,251.7	14,251.0	14,981.5	16,245.3
OIBDA	36,929.4	40,085.0	37,075.9	35,846.5	39,222.4

Ukraine (RUB mln)	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating income	2,508.8	3,258.8	2,387.3	2,261.2	2,978.3
Add: D&A	2,348.9	2,413.1	2,282.1	2,410.5	2,235.5
OIBDA	4,857.7	5,671.9	4,669.4	4,671.7	5,213.8

Armenia (RUB mln)	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating income	261.7	424.1	310.9	279.6	446.7
Add: D&A	507.3	546.7	507.7	385.4	344.6
OIBDA	768.9	970.8	818.6	665.0	791.3

Turkmenistan (RUB mln)	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating income	—	(107.4)	92.0	137.5	228.7
Add: D&A	—	0.5	0.2	2.2	1.1
OIBDA	—	(106.8)	92.2	139.7	229.8

OIBDA margin can be reconciled to our operating margin as follows:

Group	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating margin	25.7%	27.2%	23.8%	23.2%	26.2%
Add: D&A	17.9%	17.3%	17.3%	19.1%	19.3%
OIBDA margin	43.6%	44.5%	41.1%	42.4%	45.5%

Russia	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating margin	28.0%	29.3%	25.9%	25.2%	26.6%
Add: D&A	16.6%	16.1%	16.1%	18.1%	18.8%
OIBDA margin	44.6%	45.4%	42.0%	43.3%	45.4%

Ukraine	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating margin	26.9%	30.5%	25.6%	24.9%	30.0%
Add: D&A	25.2%	22.6%	24.5%	26.6%	22.5%
OIBDA margin	52.1%	53.2%	50.1%	51.5%	52.6%

Armenia	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating margin	17.7%	25.0%	20.3%	21.1%	29.5%
Add: D&A	34.4%	32.2%	33.1%	29.1%	22.8%
OIBDA margin	52.1%	57.2%	53.4%	50.3%	52.3%

Turkmenistan	Q2’12	Q3’12	Q4’12	Q1’13	Q2’13
Operating margin	—	n/a	31.3%	26.7%	32.9%
Add: D&A	—	n/a	0.1%	0.4%	0.2%
OIBDA margin	—	n/a	31.4%	27.1%	33.1%

* * *

Attachment B

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP.

Net debt can be reconciled to our consolidated balance sheets as follows:

RUB mln	As of Dec 31, 2012	As of Jun 30, 2013
Current portion of debt and of capital lease obligations	27,624.3	49,455.8
Long-term debt	204,432.3	197,241.8
Capital lease obligations	48.5	26.2
Total debt	232,105.1	246,723.8
Less:
Cash and cash equivalents	22,014.2	64,155.9
Short-term investments	4,034.4	17,213.1
Net debt	206,056.5	165,354.8

Last twelve month (LTM) OIBDA can be reconciled to our consolidated statements of operations as follows:

	Six months ended Dec 31, 2012	Six months ended Jun 30, 2013	Twelve months ended Jun 30, 2013
RUB mln	A	B	C=A+B
Net operating income	50,480.1	47,143.9	97,624.0
Add: D&A	34,257.7	36,588.5	70,846.2
OIBDA	84,737.8	83,732.4	168,470.2

Free cash-flow can be reconciled to our consolidated statements of cash flow as follows:

RUB mln	For six months ended Jun 30, 2012	For six months ended Jun 30, 2013
Net cash provided by operating activities	66,612.7	76,147.7
Less:
Purchases of property, plant and equipment	(28,994.7)	(20,514.7)
Purchases of intangible assets	(3,076.2)	(5,579.3)
Proceeds from sale of property, plant and equipment	68.3	230.0
Proceeds from sale of other investments	463.9	—
Investments in and advances to associates	—	(5 088.9)
Acquisition of subsidiaries, net of cash acquired	(1 435.8)	—
Free cash-flow	33,638.2	45,194.8

* * *

Attachment C

Definitions

Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period.

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period.

Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period.

Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period.

Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period.

* * *

MTS a step ahead

# Press release

**MOBILE TELESYSTEMS**
**CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME**
**FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED)**

(Amounts in millions of RUB except per share amount)

| | Six months ended | | Three months ended | Three months ended |
|---|---|---|---|---|
| | June 30, 2013 | June 30, 2012 | June 30, 2013 | June 30, 2012 |
| **Net operating revenue** | | | | |
| Service revenue | 178 766 | 167 792 | 91 594 | 86 231 |
| Sales of handsets and accessories | 11 538 | 12 596 | 5 856 | 6 547 |
| | **190 304** | **180 388** | **97 450** | **92 778** |
| **Operating expenses** | | | | |
| Cost of services | (40 678) | (40 195) | (20 426) | (20 711) |
| Cost of handsets and accessories | (9 569) | (11 203) | (4 818) | (5 587) |
| Sales and marketing expenses | (10 983) | (9 903) | (5 817) | (5 474) |
| General and administrative expenses | (42 560) | (38 173) | (21 346) | (18 715) |
| Depreciation and amortization expense | (36 589) | (33 652) | (18 819) | (16 571) |
| Provision for doubtful accounts | (1 075) | (1 550) | (567) | (393) |
| Impairment of long-lived assets | (59) | (104) | (3) | (42) |
| Other operating expenses | (1 647) | (2 294) | (87) | (1 432) |
| **Net operating income** | **47 144** | **43 314** | **25 567** | **23 853** |
| Currency exchange and transaction (loss)/gain | (4 605) | (412) | (3 134) | (6 013) |
| **Other (expenses)/income:** | | | | |
| Interest income | 1 496 | 1 776 | 942 | 915 |
| Interest expense, net of capitalized interest | (8 479) | (9 612) | (4 182) | (4 728) |
| Other income/(loss) | 10 904 | (190) | 10 638 | 126 |
| **Total other income/ (expenses), net** | **3 921** | **(8 026)** | **7 398** | **(3 687)** |
| **Income from continuing operations before provision for income taxes** | **46 460** | **34 876** | **29 831** | **14 153** |
| Provision for income taxes | (7 682) | (8 352) | (4 209) | (3 474) |
| **Net income from continuing operations** | **38 778** | **26 524** | **25 622** | **10 679** |
| **Net income/(loss) from discontinued operations** | **3 733** | **(33 592)** | **3 682** | **(33 557)** |
| **Net income/(loss)** | **42 511** | **(7 068)** | **29 304** | **(22 878)** |
| Less net income attributable to the noncontrolling interests | (502) | (470) | (258) | (260) |
| **Net income attributable to the Group** | **42 009** | **(7 538)** | **29 046** | **(23 138)** |
| **Other comprehensive income/(loss), net of taxes** | | | | |
| Currency translation adjustment | (2 890) | 260 | (3 638) | 7 223 |
| Unrealized gains on derivatives | 1 595 | 902 | 1 616 | 829 |
| Unrecognized actuarial gains | 19 | 13 | 9 | 7 |
| **Total other comprehensive (loss)/income, net of taxes** | **(1 276)** | **1 175** | **(2 013)** | **8 059** |
| **Total comprehensive income/(loss)** | **41 235** | **(5 893)** | **27 291** | **(14 819)** |
| Less comprehensive income attributable to the noncontrolling interests | (645) | (524) | (417) | (438) |
| **Comprehensive income/(loss) attributable to the Group** | **40 590** | **(6 417)** | **26 874** | **(15 257)** |
| Weighted average number of common shares outstanding, in millions - basic and diluted | 1 989 | 1 989 | 1 989 | 1 989 |
| Earnings per share attributable to the Group - basic and diluted: | | | | |
| EPS from continuing operations | 19.24 | 13.10 | 12.75 | 5.24 |
| EPS from discontinued operations | 1.88 | -16.89 | 1.85 | -16.87 |
| Total EPS | 21.12 | -3.79 | 14.60 | -11.63 |

MTS a step ahead

# Press release

**MOBILE TELESYSTEMS**
**CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION**
**AS OF JUNE 30, 2013 AND DECEMBER 31, 2012 (UNAUDITED)**

(Amounts in millions of RUB)

| | As of June 30, 2013 | As of December 31, 2012 |
|---|---|---|
| **CURRENT ASSETS:** | | |
| Cash and cash equivalents | 64 156 | 22 014 |
| Short-term investments | 17 213 | 4 034 |
| Trade receivables, net | 39 798 | 33 372 |
| Accounts receivable, related parties | 273 | 336 |
| Inventory and spare parts | 6 216 | 8 586 |
| VAT receivable | 5 486 | 5 415 |
| Prepaid expenses and other current assets | 25 193 | 18 605 |
| **Total current assets** | **158 335** | **92 362** |
| **PROPERTY, PLANT AND EQUIPMENT** | 257 642 | 271 782 |
| **INTANGIBLE ASSETS** | 72 323 | 73 448 |
| **INVESTMENTS IN AND ADVANCES TO ASSOCIATES** | 12 781 | 5 532 |
| **OTHER INVESTMENTS** | 3 715 | 5 814 |
| **OTHER NON CURRENT ASSETS** | 5 306 | 6 040 |
| **Total assets** | **510 102** | **454 978** |
| **CURRENT LIABILITIES** | | |
| Trade accounts payable | 26 002 | 22 588 |
| Accrued expenses and other current liabilities | 79 443 | 60 855 |
| Accounts payable, related parties | 3 128 | 2 338 |
| Current portion of long-term debt, capital lease obligations | 49 456 | 27 624 |
| **Total current liabilities** | **158 029** | **113 405** |
| **LONG-TERM LIABILITIES** | | |
| Long-term debt | 197 242 | 204 432 |
| Capital lease obligations | 26 | 49 |
| Deferred income taxes | 16 208 | 10 670 |
| Deferred revenue and other long-term liabilities | 10 077 | 10 133 |
| **Total long-term liabilities** | **223 553** | **225 284** |
| **Total liabilities** | **381 582** | **338 689** |
| **Redeemable noncontrolling interests** | **2 556** | **2 298** |
| **SHAREHOLDERS' EQUITY:** | | |
| **Total shareholders' equity attributable to the MTS Group** | 122 342 | 110 723 |
| **Non-redeemable Noncontrolling interest** | 3 622 | 3 268 |
| **TOTAL SHAREHOLDERS` EQUITY** | **125 964** | **113 991** |
| **Total liabilities and shareholders' equity** | **510 102** | **454 978** |

Press release MOBILE TELESYSTEMS CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 2013 AND 2012 (UNAUDITED) (Amounts in millions of RUB) Six months ended Six months ended June 30, 2013 June 30, 2012 Net cash provided by operating activities - continuing operations 76 148 66 613 Net cash (used in)/provided by operating activities - discontinued operations (547) 3 752 Net cash provided by operating activities 75 601 70 365 CASH FLOWS FROM INVESTING ACTIVITIES: Acquisition of subsidiaries, net of cash acquired - (1 435) Purchases of property, plant and equipment (20 515) (28 995) Purchases of intangible assets (5 579) (3 076) Proceeds from sale of property, plant and equipment 230 68 Purchases of short-term investments (26 598) (27 680) Proceeds from sale of short-term investments 14 032 3 731 Proceeds from sale of other investments - 464 Investments in and advances to associates, net (5 089) - Net cash used in investing activities - continuing operations (43 519) (56 923) Net cash provided by/used in investing activities - discontinued operations 115 (2 523) Net cash used in investing activities (43 404) (59 446) CASH FLOWS FROM FINANCING ACTIVITIES: Proceeds from issuance of notes 25 651 - Repurchase of common stock (20) - Proceeds from sale of treasury stock - 1 Repayment of notes (1 876) (12 350) Notes and debt issuance cost paid (146) - Capital lease obligation principal paid (247) (121) Dividends paid (50) (101) Cash deconsolidated on loss of control over Stream - (227) Proceeds from loans - 2 169 Loan principal paid (14 528) (30 210) Net cash provided by/(used in) financing activities - continuing operations 8 784 (40 839) Net cash provided by/(used in) financing activities - discontinued operations - - Net cash provided by/(used in) financing activities 8 784 (40 839) Effect of exchange rate changes on cash and cash equivalents 1 161 (756) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS: 42 142 (30 676) CASH AND CASH EQUIVALENTS, at beginning of the period 22 014 59 589 CASH AND CASH EQUIVALENTS, at end of the period 64 156 28 913

Group financial results for the second quarter 2013 Investor conference call – August 20, 2013 Mr. Andrei Dubovskov, President, Chief Executive Officer Mr. Alexey Kornya, Vice President, Chief Financial Officer

Some of the information in this presentation may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks. Safe harbor 2

Financial and corporate highlights Key financial and operating results Appendix News summary and recent events Group financial highlights Group balance sheet, Operating and Free Cash Flow Group capital expenditures Group debt Subscriber base dynamics Outlook for 2013 Drivers of data growth Drivers of loyalty Dividend history and new dividend policy Contents 3

Semi-annual dividend recommendation by the MTS Board of Directors of RUB 5.22 per ordinary MTS share (RUB 10.44 per ADR) on the basis of H1 2013 financial and operating results for a total payout of RUB 10.8 bln Partnership with Nokia Siemens Networks to jointly develop telecommunications infrastructure and build 4G networks in the Moscow region and Russia’s Central Federal District Thereafter Approved a new dividend policy aimed at a payout of a minimum dividend distribution amount of at least 75% of Free Cash Flow for the relevant financial period or, if greater, RUB 40.0 bln per year Approved annual dividends of RUB 14.6 per ordinary MTS share (approximately RUB 29.2 per ADR) for the 2012 fiscal year, amounting to a total of RUB 30.2 bln Acquisition of 25.095% stake in MTS Bank through a share issuance for RUB 5.09 bln Reached an agreement with Altimo, Nomihold and other associated parties to settle all disputes related to investment in Bitel LLC, a mobile telephony services provider in the Kyrgyz Republic Issued USD-denominated Loan Participation Notes in the amount of $500 mln with an annual interest rate of 5.00% and maturity in June 2023 Placed exchange-traded ruble bond of RUB 10.0 bln with a maturity of 10 years and a five-year put option Appointed Mr. Mikhail Arkhipov to the position of Vice President, Human Resources MTS’s brand was ranked in the BRANDZ™ Top 100 Most Powerful Brands, a ranking published by the Financial Times and Millward Brown Optimor, with a brand value of $10.63 bln Signed an agreement with Ericsson to jointly develop telecommunications infrastructure for an LTE network rollout in Russia's Volga, Siberian, Ural and Southern Federal Districts Q2 2013 highlights Group news summary for Q2 2013 and recent events 4

Total Group Revenue (RUB bln) Total Group OIBDA (RUB bln) +5% +5% +6% +13% +10% +11% Group financial highlights: Revenue and OIBDA* Year-over-year revenue growth driven by increasing consumption of voice and data products in all markets of operations Quarter-over-quarter revenue dynamics reflective of seasonal factors and lower contribution from retail sales OIBDA improvement due to growing contribution from high-marginal data services, reduced sales of handsets, and a 200 bps impact of a number of one-off factors, including compensation related to the settlement of the disputes over Bitel LLC 5 OIBDA margin 41.7% 43.6% 44.5% 41.1% 42.4% 45.5% 42.7% 44.0% Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 *Financial results of continuing operations. Excluding Uzbekistan subsidiary, which was deconsolidated starting Q2 2013 +5% +9% 180.4 190.3 77.0 83.7

MTS a step ahead

# Group financial highlights: Net Income

**Total Group Net Income (RUB bln)**



n/a
n/a
+123%
n/a
15.6
(23.1)*
20.2
17.0**
13.0
29.0***
(7.5)*
42.0
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
H1 2012
H1 2013

| | Q1 2012 | Q2 2012 | Q3 2012 | Q4 2012 | Q1 2013 | Q2 2013 | H1 2012 | H1 2013 |
|---|---|---|---|---|---|---|---|---|
| Net income margin | 17.8% | n/a | 20.3% | 17.3% | 14.0% | 29.8% | n/a | 22.1% |

*Includes a non-cash impairment for goodwill and long-lived assets of RUB 19 057 mln and provision for claims in Uzbekistan of RUB 16 458 mln resulting from the suspension of operations in July 2012

**Includes a non-cash impairment for goodwill and long-lived assets of RUB 979 mln and a gain from the reversal of provision for claims in Uzbekistan of RUB 2 510 mln resulting from the suspension of operations in July 2012

***Includes a non-cash gain on deconsolidation of Uzbekistan of RUB 3 682 mln

**Net Income From Continuing Operations* (RUB bln)**



-33%
+144%
+97%
+47%
15.6
10.4
21.0
15.5
12.9
25.4
26.1
38.3
Q1 2012
Q2 2012
Q3 2012
Q4 2012
Q1 2013
Q2 2013
H1 2012
H1 2013

| | Q1 2012 | Q2 2012 | Q3 2012 | Q4 2012 | Q1 2013 | Q2 2013 | H1 2012 | H1 2013 |
|---|---|---|---|---|---|---|---|---|
| Net income margin | 17.8% | 11.2% | 21.1% | 15.7% | 13.9% | 26.0% | 14.4% | 20.1% |

*Represents ongoing MTS operations exclusive of operations in Uzbekistan

- Strong net income growth aided by:
  - Cash compensation in the amount of RUB 4.1 bln and reversal of provision of RUB 7.3 bln relating to settlement of litigation over Bitel LLC
  - Non-cash gain of RUB 3.7 bln from discontinuation of operations in Uzbekistan and deconsolidation of local subsidiary from financial statements
- Growth in net income offset by non-cash FOREX loss of RUB 3.1 bln

6

Sequential increase in operating and free cash flows* Free cash flow reached RUB 45.2 bln for the first half of 2013 Increase in cash on hand and short-term investments in preparation for FY2012 dividend payout Reduction in Net debt/LTM OIBDA ratio due to improvement in operating performance and our success in managing debt portfolio *See reconciliations of net debt, LTM OIBDA and free cash flow to consolidated financial statements in the appendix Group balance sheet, Operating and Free Cash Flow 7 Balance sheet (RUB mln unless noted) As of Dec 31, 2012 As of Jun 30, 2013 Cash and cash equivalents 22 014.2 64 155.9 Short-term investments 4 034.4 17 213.1 Total debt 232 105.1 246 723.8 Long-term debt 204 480.8 197 268.0 Short-term debt 27 624.3 49 455.8 Net debt* 206 056.5 165 354.8 LTM OIBDA* 161 703.2 168 470.2 Net debt/LTM OIBDA 1.3x 1.0x Operating and Free Cash Flow (RUB mln)

Capital expenditures year-to-date equaled RUB 26.1 bln due to enhancement of 2G and 3G networks in Russia, start of roll-out of LTE/4G networks throughout Russia, and digitization of MGTS’s networks in Moscow (GPON project) Group capital expenditures 8 Russia 69 277.8 66 868.7 82 896.2 22 973.4 Ukraine 4 694.0 4 486.9 4 124.6 2 471.0 Armenia 913.0 1 343.7 751.0 294.9 Turkmenistan 1 353.6 n/a 11.2 354.7 Group 76 238.4 72 798.3 87 783.1 26 094.0 - as % of revenue n/a 20.9% 23.2% 13.7% (in RUB mln) 2010* 2011 2012 H1 2013 *Group CAPEX excluding Uzbekistan. Uzbekistan subsidiary was not deconsolidated from FY2010 financial results. **Estimated CAPEX spending for 2013E 26 094 FY2013E spending of ≈80 000 or 20% of revenue** H1 2013

49.2 Debt repayment schedule (RUB bln) MTS Series 03, 08 and BO-01 ruble bonds contain put options that can be exercised in December 2013, in November 2015 and in March 2018 respectively. MTS expects the options to be exercised. Total Group Debt = RUB 246.6 bln Net debt/LTM OIBDA* = 1.0x Group debt at the end of Q2 2013 In April 2013, MTS placed its first exchange-traded ruble bond of RUB 10 bln with a maturity of ten years and semi-annual coupon rate of 8.25% with a five-year put option In May 2013, MTS issued USD-denominated Eurobond in the amount of $500 mln with a maturity of 10 years and coupon rate of 5.00%. In June 2013, MTS repurchased 03-series ruble-denominated bond in the amount of RUB 1.88 bln and changed the coupon rate to 7.00% with a 6-month put option Debt composition reflective of the Company’s internal target of maintaining 70% of its portfolio in ruble-denominated instruments 9 35.0 48.6 61.2 22.1 **Debt composition by currency includes FOREX hedging in the amount of $857 mln as of Q2 2013 Debt composition by currency Q2 2013** Debt composition by type Q2 2013 Bonds Credit facilities 2% 79% 19% RUB EUR USD 10.0 20.7 *LTM = Last Twelve Months OIBDA 43% 57%

In Russia, MTS continues to focus on mobile subscriber quality and churn optimization by driving sales through its mono-brand network and motivating third-party dealers to drive top-offs Number of broadband and pay TV subscribers impacted by reconciliation of acquired companies’ subscriber definitions with those of MTS as well as completion of the statutory merger of Comstar-Regions *Numbers were retrospectively restated due to reclassification of subscribers of acquired companies with those of MTS **Including CDMA subscribers ***MTS owns a 49% stake in Mobile TeleSystems LLC, a mobile operator in Belarus, which is not consolidated Group subscriber base dynamics during the quarter 10 MTS subscribers (mln unless noted) Q1 2013 Q2 2013 % change Total mobile 101.86 102.77 0.9% Russia: - mobile 71.33 71.68 0.5% - households passed, 000s 11 930 12 070 1.2% - broadband Internet, 000s* 2 314 2 317 stable - pay TV, 000s 2 885 2 806 -2.7% Ukraine** 21.00 21.59 2.8% Turkmenistan 1.89 1.88 -0.5% Armenia 2.38 2.36 -0.8% Belarus*** 5.24 5.26 0.4%

MTS a step ahead

# Revised outlook for 2013*


Total Group Revenue*
+6%
+5-7%
+5-7% CAGR
2012
2013E
2013-2015E

| OIBDA margin | 42.8% | >43% | ≈42% |
|---|---|---|---|
| | 2012 | 2013E | 2013-2015E |


Group CAPEX as % of Revenue and in RUB bln
23%
≈20%
18-19%
2012
2013E
2013-2015E

*Based on regional currency FOREX rates relative to the US dollar as of March 19, 2013; excluding revenue of Uzbekistan subsidiary, which as of Q2 2013 has been deconsolidated

- Management reiterates revenue growth guidance to **5-7%** in core Russian and Ukraine businesses; key factors may include:
  - Increase in voice usage through tariffs designed to drive on-net usage and improve customer loyalty
  - Growth in data revenues through higher penetration of smartphones and modems
  - Macroeconomic developments in core markets
- Guidance for OIBDA margin increased to **>43%,** which reflects both expected growth in service revenues as well as anticipated cost pressures:
  - Lower sales of higher-value handsets in own retail chain
  - Improvements in churn and increased customer loyalty
  - Rise in data usage and improved monetization
  - Higher labor costs due to expansion of retail and fixed-line networks
  - Inflationary pressure in operational expenses
  - Q2 one-offs related to settlement of Bitel litigation and other factors
- CAPEX guidance for FY2013 remains as percent of revenue of **≈20%** driven by:
  - Launch of roll-out of LTE networks in regions throughout Russia
  - Continued build-out of our GPON network in Moscow
  - Sustained improvements in our 3G networks, including the expansion of IP-connected base stations and enablement of HSPA+ connectivity
- CAPEX guidance may be revised toward the end of the year based on analyses of recent market developments and overall development of 4G/LTE services in Russia.
- Any potential increase in CAPEX would not impact new dividend policy or commitment.

11

Drivers of data growth Data revenue growth driven by three factors: Increased smartphone penetration: MTS leverages its market-leading retail network to deliver smartphones bundled with data tariff plans and preloaded with usage-generating apps and functionality MTS offers point-of-sale loans to encourage customers to upgrade from feature phones to smartphones MTS smartphone ranges in price from RUB 1,890 to RUB 35,000 to attract all types of customers Data-generating tariff plans: MTS boasts highest rate of user penetration in data market in Russia largely driven by smart tariffs designed to promote data usage Mobile Internet penetration increased 3 pp year-over-year Network development: MTS roll-out of 3G HSPA-enabled and 4G/LTE networks provides customers with extensive coverage and fastest speeds for a market-best customer experience Data Revenue Growth (in RUB mln) Smartphone Penetration (as % of phones in use) Data Attach Rate (mobile Internet penetration as % of active base) No. of 3G & 4G/LTE Base Stations 12 +40% +3 pp

MTS a step ahead

# Drivers of loyalty

MTS has reduced churn by nearly 300 bps over the past 2.5 years through specific commercial and operational steps to increase customer loyalty:

- Driving increased voice usage:
  - MTS has introduced tariff plans designed to increase on-net calling to drive MOU
  - Higher on-net calling creates a network effect so that customers realize more value when communicating with other MTS subscribers
  - Higher voice usage drives higher usage of messaging and data services as customer increases affinity for MTS products
- Improved customer experience
  - Efforts to mitigate unsolicited SMS and content, including compulsory notification of subscribers about the costs of content services, sanctions against content providers involved in providing unsolicited SMS-based services and a dedicated unit for monitoring and testing content-services to protect users from unsolicited services
  - Additionally MTS has invested significantly into IT systems to promote security on networks and enhance its customer-relationship management capabilities
- Improved customer experience
  - Build out of 3G- and LTE-enabled networks
  - Enhanced network speeds through deployment of HSPA+ and dual-carrier technologies
  - Increased fiber to the base station connections


Churn (as %)
13%
12%
11%
10%
9%
12.0%
11.3%
11.9%
12.3%
11.3%
10.5%
10.3%
11.0%
9.5%
9.4%
Q1 2011 Q2 2011 Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013


Ave Minutes of Use (MOU)
340
320
300
280
260
240
269
283
309
323
332
Q2 2011 Q4 2011 Q2 2012 Q4 2012 Q2 2013


No. Customer Complaints on Unsolicited SMS and Content Services
No. of Customer Complaints
-3x Decline
H1 2012
H2 2012
H1 2013


Average Downlink Speed in Russia (kb/s)*
Ave Downlink Speed
+3x Increase
Q2 2011 Q1 2012 Q4 2012 Q2 2013


No. of 3G & 4G/LTE Base Stations
32,000
28,000
24,000
20,000
21,670
29,904
31,503
Q4 2011 Q2 2012 Q4 2012 Q2 2013

*Results of identical tests taken in each of Russia's 83 regions, areas which included large cities, towns and interregional roadways, using devices that include a Nokia C700, Samsung Galaxy S4 as well as modems available for sale in MTS retail locations.

13

Dividend history and new dividend policy For the calendar years 2013-2015, MTS aims to payout a minimum dividend distribution of an amount equal to at least 75% of Free Cash Flow* for the relevant financial period or, if greater, RUB 40 bln per year MTS will begin to payout dividends on a semi-annual basis using interim H1 and full-year financial results In June 2013, AGM approved FY 2012 dividends of RUB 14.6 per ordinary MTS share In August 2013, the MTS Board of Directors recommended that MTS pay a semi-annual dividend of RUB 5.22 per ordinary MTS share on the basis of H1 2013 financial and operating results Overall, the payout increases the cumulative amount returned to investors in 2013 by 35% relative to 2012 Dividend payment in 2010 – 2015E (RUB bln) 14 41.0 Year of payment 2010 2011 2012 2013** RUB per share 15.4 14.5 14.7 19.8 Dividend yield*** 6.2% 5.7% 6.3% 7.1% *Free Cash Flow here is defined by Operating Cash Flow less Capex **Dividend amount of RUB 14.6 per MTS ordinary share for FY 2012 approved at the Company’s Annual General Meeting of Shareholders on June 25, 2013 and a semi-annual dividend amount of RUB 5.22 per MTS ordinary share for H1 2013 recommended by MTS’ Board of directors for approval at the Company’s Extraordinary General Meeting of Shareholders on September 30, 2013. Dividend yield calculated based on FY 2012 dividend yield of 5.3% + semi-annual dividend yield of 1.7% ***Calculated based on closing price as of the record date of the MTS ordinary share traded on the Moscow Interbank Currency Exchange 10.8 30.2 > 40.0 > 40.0

Financial and corporate highlights Key financial and operating results Appendix Russia Ukraine Armenia Turkmenistan Contents 15

Year-over-year revenue improvement driven by growth in data usage and Company’s focus on attracting and retaining of higher-quality subscribers Strong year-over-year improvement in OIBDA due to reduced sales of less-profitable handsets in retail operations, growing contribution from data revenues Total Russia Revenue (RUB bln) Total Russia OIBDA (RUB bln) +5% +4% +5% +9% +6% +9% Russia financial highlights 16 OIBDA margin 43.1% 44.6% 45.4% 42.0% 43.3% 45.4% 43.9% 44.4% Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 +5% +6% 161.5 169.2 70.8 75.1

Fixed Revenue (RUB bln) +2% +4% +1% Russia revenue breakdown Strong year-over-year growth in mobile service revenue driven by higher voice and data usage Quarterly growth in mobile revenue as a result of traditional seasonal factors, including higher roaming revenues Year-over-year fixed revenue growth enhanced by network modernization, launch of digital TV offerings in the regions, upselling of customers and growth of B2G services Year-over-year decline in sales of handsets attributable to Company’s focus on promoting sales of affordable low-budget smartphones, including MTS branded devices, to drive further smartphone penetration 17 Mobile Revenue (RUB bln) +5% +6% +6% +6% 129.2 121.6 +4% 28.5 27.4 Sales of handsets & accessories (RUB mln) +4% -11% +8% -8% 11.5 12.5

Russia mobile operating indicators Year-on-year ARPU growth driven by policies aimed at increasing voice and data consumption, including promotion of tariffs stimulating on-net calling and tariffs to boost data usage on smartphones and tablets MOU growth reflective of designed tariffs to stimulate voice usage and enhance customer loyalty Sustained churn improvement reflective of change in dealer commission structure and focus on attraction and retention of higher value customers ARPU (RUB) MOU (min) +5% +3% +6% +7% +7% +10% 18 Subs, mln 69.4 69.6 70.7 71.2 71.3 71.7 Churn rate, % 11.3% 10.5% 10.3% 11.0% 9.5% 9.4% VAS ARPU 81.7 77.5 80.0 90.2 91.8 90.1 - as % of ARPU 29.1% 26.1% 25.5% 29.5% 31.4% 29.5% APPM 1.00 0.96 1.01 0.95 0.94 0.92 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013

Russia mobile operating indicators Messaging Revenue (RUB mln) Data Traffic Revenue (RUB mln) Data Content Revenue (RUB mln) *Does not include revenue from SMS and data bundles, which is included in airtime revenue -3% +15% -4% +9% +40% +6% -16% -11% -16% 19 Growth in messaging revenue due to on-going tariff policies that drive higher voice usage and in turn lead to higher overall usage of devices Sequential improvement in data traffic driven by growing smartphone and tablet penetration and enhancement of voice and data offerings Key initiatives included: Launch of Smart family of tariffs for smartphones Promo campaign “Year of free Internet with purchase of Nokia Lumia 520” Promotional campaigns to boost sales of tablets in the MTS retail chain Decline in content revenues reflective of the Company’s policies to restrict unsolicited SMS-based services Total VAS (RUB mln)* 18 264 17 613 18 875 20 256 21 163 21 091 35 876 42 254 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 +14% +39% -11% 10 085 8 821 15 179 21 065 9 703 10 936

Russia fixed operating indicators Year-on-year residential ARPU growth reflective of Company’s focus on upselling existing customers through modernization of networks in the regions and upward revision of tariffs on fixed-line telephony in Q2 2013 Corporate ARPU year-on-year growth attributable to a focus on VPN sales and value-added “intelligent” in the B2B market as well as B2G services, part of which constitutes a one-time contribution from launch of projects in Moscow ARPU Residential* (RUB) ARPU Corporate* (RUB) +1% +5% stable +16% +20% +5% 20 *Figures retrospectively adjusted in line with MTS definitions; does not include collective access subscribers Total households passed, 000s 11 448 11 507 11 761 11 723 11 930 12 070 Total BB subs, 000s 2 182 2 231 2 219 2 313 2 314 2 317 Total pay-TV subs, 000s* 2 971 2 936 2 952 2 938 2 885 2 806 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013

MTS retail network development Development of MTS retail network, 2010 – 2013 At the end of Q2 2013, MTS retail network comprised 4 184 stores, including 1 308 franchised outlets. In 2013, MTS focuses on improving point-of-sale efficiency and optimization of franchise network In Q2 2013, smartphones accounted for 37.6% of phones sold in MTS stores Focus on promoting sales of affordable low-budget smartphones, including MTS branded devices 21 Smartphones* sales and penetration, 2010 – 2013 3 523 4 147 4 462 *MTS defines a smartphone as a handset with one of the following operating systems: iOS, Android, Windows, Blackberry OS, Symbian, Linux or Bada 4 184

Year-over-year revenue growth due to increase in subscriber base and higher usage of value-added services Sequential increase in revenue attributable to seasonally higher roaming revenues and influx of subscribers Sustained OIBDA growth faster than top-line due to attraction of higher-value customers, reduced customer churn and increased monetization of customer base Ukraine financial highlights Total Ukraine OIBDA (UAH mln) Total Ukraine Revenue (UAH mln) +5% +5% +8% +7% +6% +17% 22 OIBDA margin 47.8% 51.9% 53.1% 50.1% 51.5% 52.5% 49.9% 52.0% Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 +6% 4 891 4 616 +10% 2 545 2 303

Ukraine operating indicators ARPU (UAH) MOU (min) Year-over-year ARPU and MOU decline due to increase of subscriber base Sequential increase in ARPU under the impact of seasonal factors, including higher roaming revenues -3% -5% +3% -5% +8% +2% 23 *Including CDMA subscribers Subs, mln* 19.4 19.6 20.1 20.7 21.0 21.6 Churn rate, % 8.5% 7.7% 9.0% 5.8% 6.7% 6.0% VAS ARPU 11.8 11.1 11.8 16.3 12.7 12.1 - as % of ARPU 31.9% 27.6% 26.9% 42.7% 34.1% 31.5% SAC 64.7 61.7 56.7 60.4 51.9 56.2 APPM 0.062 0.066 0.072 0.063 0.062 0.066 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013

Key initiatives in Q1 2013: Launch of MTS branded lotteries Promo campaigns on Good’OK RBT service Year-over-year increase in data traffic revenues attributable the reclassification of revenues from bundles starting in Q4 2012 Ukraine operating indicators Messaging Revenue (UAH mln) Data Traffic Revenue (UAH mln) Data Content Revenue (UAH mln) -15% +14% -11% +11% +40% -4% -10% +13% -9% 24 Total VAS (UAH mln) 691 648 701 996 798 772 1 339 1 570 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 +17% +30% +14%

Armenia financial highlights Total Armenia OIBDA (AMD bln) Total Armenia Revenue (AMD bln) +11% +4% +14% +17% +5% -12% 25 Year-over-year revenue growth attributable to efforts to drive voice usage as well as the focus on promotion of data usage from smartphones and tablets Quarterly increase in OIBDA in line with topline dynamics and seasonal factors OIBDA margin 68.0% 52.1% 57.2% 53.4% 50.3% 52.3% 59.5% 51.3% Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 H1 2012 H1 2013 +5% -9% 19.3 21.3 37.6 35.8

Armenia operating indicators Quarterly increase in ARPU due to seasonally higher revenues from voice, data, own and guest roaming Year-over-year rise in MOU as a result of the efforts to drive on-net usage to improve customer loyalty Improving churn dynamics due to efforts to promote customer loyalty ARPU (AMD) MOU (min) +9% +13% stable +15% +11% +7% 26 Subs, 000s 2 230.3 2 314.4 2 353.9 2 405.0 2 379.2 2 356.4 Churn rate, % 13.2% 8.7% 7.2% 6.7% 8.2% 8.6% SAC 7 248.3 4 572.7 6 294.7 6 332.7 6 506.2 6 287.4 APPM 7.6 8.0 8.8 8.0 7.4 7.5 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013

On August 30, 2012, MTS re-launched its network in Turkmenistan and allowed existing subscribers to re-activate SIM cards On October 1, 2012, MTS began commercial sales of new SIM cards In Q2 2013 total revenue increased by 30% q-o-q and reached TMT 62.6 mln with a positive OIBDA margin of 33.1% Key figures as of Q2 2013: No. of subscribers: 1 882 615 Market share based on MTS estimates – 39% Turkmenistan financial highlights Total Turkmenistan OIBDA (TMT mln) Total Turkmenistan Revenue (TMT mln) 27 (9.5) OIBDA margin n/a 31.5% 27.2% 33.1% Q3 2012 Q4 2012 Q1 2013 Q2 2013 +30% +57%

ARPU growth stems from the combination of reactivated SIM-cards and attraction of new subscribers Growth in MOU driven by promotion of tariffs stimulating on-net calling Turkmenistan operating indicators MOU (min) ARPU (TMT) 28 302 +11% Subs, 000s 1 440.0 1 888.2 1 882.6 Churn rate, % n/a n/a 17% SAC 6.2 9.5 13.6 APPM 0.03 0.02 0.02 Q4 2012 Q1 2013 Q2 2013 473 527 +14%

Financial and corporate highlights Key financial and operating results Appendix Contents Definitions and reconciliations 29

MTS a step ahead

# Appendix – Definitions and reconciliations

**Non-GAAP financial measures.** This presentation includes financial information prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP, as well as other financial measures referred to as non-GAAP. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. Due to the rounding and translation practices, Russian ruble and functional currency margins, as well as other non-GAAP financial measures, may differ.

**Operating Income Before Depreciation and Amortization (OIBDA) and OIBDA margin.** OIBDA represents operating income before depreciation and amortization. OIBDA margin is defined as OIBDA as a percentage of our net revenues. OIBDA may not be similar to OIBDA measures of other companies, is not a measurement under accounting principles generally accepted in the United States and should be considered in addition to, but not as a substitute for, the information contained in our consolidated statement of operations. We believe that OIBDA provides useful information to investors because it is an indicator of the strength and performance of our ongoing business operations, including our ability to fund discretionary spending such as capital expenditures, acquisitions of mobile operators and other investments and our ability to incur and service debt. While depreciation and amortization are considered operating costs under generally accepted accounting principles, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our OIBDA calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the wireless telecommunications industry. OIBDA can be reconciled to our consolidated statements of operations as follows:

| | Q2 2012 | | | | | Q1 2013 | | | | | Q2 2013 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| RUB mln | Group | RUS | UKR | ARM | TUK | Group | RUS | UKR | ARM | TUK | Group | RUS | UKR | ARM | TUK |
| Operating income | 23 850.7 | 23 216.6 | 2 508.8 | 261.7 | - | 21 577.8 | 20 865.0 | 2 261.2 | 279.6 | 137.5 | 25 566.1 | 22 977.1 | 2 978.3 | 446.7 | 228.7 |
| Add: D&A | 16 571.4 | 13 712.8 | 2 348.9 | 507.3 | - | 17 769.6 | 14 981.5 | 2 410.5 | 385.4 | 2.2 | 18 818.9 | 16 245.3 | 2 235.5 | 344.6 | 1.1 |
| OIBDA | 40 422.1 | 36 929.4 | 4 857.7 | 768.9 | - | 39 347.4 | 35 846.5 | 4 671.7 | 665.0 | 139.7 | 44 384.9 | 39 222.4 | 5 213.8 | 791.3 | 229.8 |

| | Q2 2012 | | | | | Q1 2013 | | | | | Q2 2013 | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Group | RUS | UKR | ARM | TUK | Group | RUS | UKR | ARM | TUK | Group | RUS | UKR | ARM | TUK |
| Operating margin | 25.7% | 28.0% | 26.9% | 17.7% | - | 23.2% | 25.2% | 24.9% | 21.1% | 26.7% | 26.2% | 26.6% | 30.0% | 29.5% | 32.9% |
| Add: D&A | 17.9% | 16.6% | 25.2% | 34.4% | - | 19.1% | 18.1% | 26.6% | 29.1% | 0.4% | 19.3% | 18.8% | 22.5% | 22.8% | 0.2% |
| OIBDA margin | 43.6% | 44.6% | 52.1% | 52.1% | - | 42.4% | 43.3% | 51.5% | 50.3% | 27.1% | 45.5% | 45.4% | 52.6% | 52.3% | 33.1% |

30

Net debt represents total debt less cash and cash equivalents and short-term investments. Our net debt calculation is commonly used as one of the bases for investors, analysts and credit rating agencies to evaluate and compare our periodic and future liquidity within the wireless telecommunications industry. The non-GAAP financial measures should be considered in addition to, but not as a substitute for, the information prepared in accordance with US GAAP. RUB mln As of Dec 31, 2012 As of Jun 30, 2013 Current portion of LT debt and of capital lease obligations 27 624.3 49 455.8 LT debt 204 432.3 197 241.8 Capital lease obligations 48.5 26.2 Total debt 232 105.1 246 723.8 Less: Cash and cash equivalents 22 014.2 64 155.9 ST investments 4 034.4 17 213.1 Net debt 206 056.5 165 354.8 Appendix – Definitions and reconciliations Free cash flow is represented by net cash from operating activities less cash used for certain investing activities. Free cash flow is commonly used by investors, analysts and credit rating agencies to assess and evaluate our performance over time and within the wireless telecommunications industry. Because free cash flow is not based in US GAAP and excludes certain sources and uses of cash, the calculation should not be looked upon as an alternative to our Consolidated statement of cash flows or other information prepared in accordance with US GAAP. RUB mln For six months ended Jun 30, 2012 For six months ended Jun 30, 2013 Net cash provided by operating activities 66 612.7 76 147.7 Less: Purchases of property, plant and equipment (28 994.7) (20 514.7) Purchases of intangible assets (3 076.2) (5 579.3) Proceeds from sale of property, plant and equipment 68.3 230.0 Proceeds from sale of other investments 463.9 - Investments in and advances to associates - (5 088.9) Acquisition of subsidiaries, net of cash acquired (1 435.8) - Free cash flow 33 638.2 45 194.8 31

Appendix – Definitions and reconciliations LTM OIBDA can be reconciled to our consolidated statements of operations as follows: RUB mln Six months ended Dec 31, 2012 Six months ended Jun 30, 2013 Twelve months ended Jun 30, 2013 A B C = A + B Net operating income 50 480.1 47 143.9 97 624.0 Add: D&A 34 257.7 36 588.5 70 846.2 OIBDA 84 737.8 83 732.4 168 470.2 32

Average monthly service revenue per subscriber (ARPU). We calculate our ARPU by dividing our service revenues for a given period, including interconnect, guest roaming fees and connection fees, by the average number of our subscribers during that period and dividing by the number of months in that period. Average monthly minutes of usage per subscriber (MOU). MOU is calculated by dividing the total number of minutes of usage during a given period by the average number of our subscribers during the period and dividing by the number of months in that period. Subscriber. We define a “subscriber” as an individual or organization whose account shows chargeable activity within sixty one days in the case of post-paid tariffs, or one hundred and eighty three days in the case of our pre-paid tariffs, or whose account does not have a negative balance for more than this period. Churn. We define our “churn” as the total number of subscribers who cease to be a subscriber as defined above during the period (whether involuntarily due to non-payment or voluntarily, at such subscriber’s request), expressed as a percentage of the average number of our subscribers during that period. Subscriber acquisition cost (SAC). We define SAC as total sales and marketing expenses and handset subsidies for a given period. Sales and marketing expenses include advertising expenses and commissions to dealers. SAC per gross additional subscriber is calculated by dividing SAC during a given period by the total number of gross subscribers added by us during the period. Appendix – Definitions and reconciliations 33

Contact information For further information MTS Investor Relations +7 495 223 20 25 ir@mts.ru www.mtsgsm.com 34

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Andrei Dubovskov
	Name:	Andrei Dubovskov
	Title:	CEO

Date: August 20, 2013

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